CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60603



                                 April 22, 2010



Michael Kosoff
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                    Re:   First Defined Portfolio Fund, LLC
                        -------------------------------------


Dear Mr. Kosoff:

         As you requested, we are submitting on behalf of First Defined Portfolio Fund, LLC (the "Registrant") a revised draft of the Registrant's prospectus, pursuant to your comments received via telephone on April 16, 2010. Pursuant to your request, this revised draft prospectus includes a completed Fee Table in the "Summary Information" section of each fund and incorporates your additional comments regarding the footnote to the Fee Table of each fund. Please note that the prospectus has not yet been revised to reflect your additional comments.

         Thank you very much for your assistance with this process. If you have any questions or comments, please feel free to telephone me at 312-845-3484.


                             Sincerely,

                             CHAPMAN AND CUTLER LLP


                             By /s/ Morrison C. Warren
                                --------------------------------
                                Morrison C. Warren